SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: March 9, 2006	By:	/s/ Kathryn Heath
Name: Kathryn Heath
		Title:	Associate General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 06-013 dated March 9, 2006

06-013
Date: March 9, 2006

NEWS RELEASE	Contact:
FOR IMMEDIATE RELEASE	Agrium Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Agrium and Rentech Move Forward	Christine Gillespie
on Sale of East Dubuque Fertilizer	Investor Relations Manager
Plant	Phone (403) 225-7437

Rentech Investor/Media Relations:
Mark Koenig,
Director of Investor Relations for
Rentech, Inc.
Phone (303) 298-8008 ext. 116

ALL AMOUNTS ARE STATED IN U.S.$
UNLESS OTHERWISE STATED	Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) and Rentech Inc. announced today that they continue to move forward with the sale of the East Dubuque nitrogen fertilizer facility to Rentech in accordance with the terms of the agreements made between Rentech and Royster-Clark, Inc. prior to the acquisition of Royster-Clark by Agrium.
Rentech announced in November 2005 that its wholly owned subsidiary, Rentech Development Corporation, had signed a definitive agreement with Royster-Clark, Inc. for the sale of its 830-ton per day natural gas-fed nitrogen fertilizer plant in East Dubuque, Illinois for $50-million. Upon close of the transaction, Royster-Clark will be appointed the exclusive distributor for the sale, purchase and resale of anhydrous ammonia, UAN solutions, nitric acid and granular urea manufactured at the plant for agricultural and industrial use in the United States, all subject to the terms of a distribution agreement.
“We are very supportive of Rentech’s goal of converting the facility from a natural gas based ammonia facility to a coal fed facility and look forward to marketing this product under a long-term distribution and sale agreement with Rentech,” said Michael Wilson, President and CEO of Agrium.
Hunt Ramsbottom, President and CEO of Rentech, stated “It has been a seamless transition to working with Agrium on the acquisition. There has been complete cooperation by all parties to keep Rentech’s purchase of the East Dubuque facility on track. We appreciate the open lines of communication with Agrium’s management and their efforts in supporting Rentech to carry out its goals for the commercialization of the Rentech Process and clean coal technologies.”

About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Forward-Looking Statements
Certain statements in this press release contain forward-looking statements. These statements involve known and unknown risks and uncertainties, including those discussed in this press release, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The closing of the transactions between Agrium and Rentech are subject to a number of conditions precedent, including regulatory approvals and other third party consents, which may or may not be satisfied. Our assumptions as to marketing product purchased from the plant pursuant to a long-term distribution and sale agreement are based upon a number of factors, including effecting the closing of the transactions and the ability of Rentech to implement its goals for the commercialization of the plant as contemplated. Material factors that might cause the transactions not to proceed or not to proceed as contemplated include technological challenges in commercializing the applicable technologies, the availability of feedstock and other industry factors which may affect Agrium’s or Rentech’s businesses generally.
These risks and uncertainties are in addition to other risks and factors which may impact Agrium’s and Rentech’s businesses generally as disclosed more fully in each of their recent management’s discussion and analysis. Consequently, all of the forward-looking statements made in or incorporated by reference in this release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.
We undertake no obligation to update or revise these forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.